                                    Exhibit 99.1

Docebo Reports Fourth Quarter and Fiscal Year 2021 Results
Full year revenue growth of 66% and fourth quarter subscription revenue growth of 64%

TORONTO, ONTARIO - March 10, 2022 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning suite, today announced financial results for the three months and fiscal year ended December 31, 2021. All amounts are expressed in US dollars unless otherwise stated.

“The strong momentum that we have experienced throughout 2021 continued in the fourth quarter as we delivered another record quarter of new logo sales adding $14.2 million in net annual recurring revenue,” said Claudio Erba CEO and Founder of Docebo. “The consistency of our growth both during the pandemic and the years prior to it, reflect the strength of our organic growth engine, which is led by best in class product and backed by strong sales execution, customer success and support."

Added Mr. Erba, “We believe the long-term tailwinds for our industry persist as companies invest in Docebo to better educate their customers and partners while also improving learning and knowledge retention within their organizations at a time when investing in retention, engagement and skills development has never been more critical.”

Fourth Quarter 2021 Financial Highlights
•Revenue of $29.8 million, an increase of 59% from the comparative period in the prior year
•Subscription revenue of $27.5 million, representing 92% of total revenue, and an increase of 64% from the comparative period in the prior year
•Gross profit of $23.7 million, an increase of 50% from the comparative period in the prior year, or 80% of revenue compared to 84% of revenue for the comparative period in the prior year
•Net loss of $1.4 million, or $0.04 per share, compared to net loss of $4.1 million, or $0.14 per share for the comparative period in the prior year
•Annual Recurring Revenue1, 2 as at December 31, 2021 of $117.7 million, an increase of $43.7 million from $74.0 million at the end of the fourth quarter of 2020, or an increase of 59%
•Adjusted EBITDA2 loss of $1.5 million compared to positive adjusted EBITDA of $0.1 million for the comparative period in the prior year
•Negative cash flow generated from operating activities of $0.1 million, compared to positive $6.7 million for the comparative period in the prior year
•Free cash flow2 of negative $0.2 million compared to positive $6.6 million for the comparative period in the prior year

Fiscal Year 2021 Financial Highlights
•Revenue of $104.2 million, an increase of 66% from the comparative period in the prior year
•Subscription revenue of $95.9 million, representing 92% of total revenue, and an increase of 67% from the comparative period in the prior year
•Gross profit of $83.5 million, or 80% of revenue
•Net loss of $13.6 million, or $0.41 per share, compared to net loss of $8.0 million, or $0.28 per share, for the comparative period in the prior year
•Net Dollar Retention Rate1 as at December 31, 2021 of 113% compared to 108% for the comparative period
•Adjusted EBITDA2 loss of $8.0 million compared to an Adjusted EBITDA loss of $2.6 million for the comparative period in the prior year
•Negative cash flow generated from operating activities of $3.3 million, compared to positive $4.8 million for the comparative period in the prior year
•Negative free cash flow2 of $4.4 million compared to positive free cash $3.7 million for the comparative period in the prior year
•Cash and cash equivalents of $215.3 million as at December 31, 2021 compared to $219.7 million as at December 31, 2020

                                    Exhibit 99.1
1 Please refer to “Key Performance Indicators” section of this press release.
2 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Fourth Quarter 2021 Business Highlights
•Docebo is now used by 2,805 customers, an increase from 2,179 customers at the end of December 31, 2020
•Strong growth in average contract value (“ACV”), calculated as total Annual Recurring Revenue divided by the number of active customers, increasing from $33,955 to $41,971
•Record new logo wins including a new customer agreement with Align Technology, a global medical device company, to create customized learning experiences to support their expansion strategy with internal teams and their orthodontic firm customers
•Dine Brands Global, the company behind IHOP and Applebees franchises with over 3,400 restaurants in 16 countries, selected Docebo to train team members across their restaurant chains
•National Collegiate Athletic Association (NCAA), a new customer, will use Docebo to support learning and development programs for up to 40,000 of its student athletes, coaches and school administrators
•Stanley Black & Decker, the world’s largest tool company, selected Docebo for its modern capabilities including social learning and gamification to provide external training to customers and partners across multiple business divisions
•Signed a new customer agreement with SolarEdge, a global leader in smart energy technology, who will be using Docebo for both employees and customer training
•Signed a new customer agreement with ManpowerGroup, a world leader in innovative workforce solutions and Fortune 500 company that finds meaningful employment for millions of people every year, to use the Docebo's Learning Suite for upskilling across multiple audiences
•Signed an expansion agreement with BMW to train all departments at their manufacturing facility in Greensville, NC leveraging Docebo’s extensive off-the-shelf content offering as well as building their own using Docebo Shape
•Docebo continues to have a strong presence in the not-for-profit sector with a customer expansion agreement with United Nations Global Compact to train more than 30,000 of its signatory and participatory members
•Ranked number one on G2 Crowd’s Winter 2022 Enterprise Grid® Reports in the categories of Corporate Learning Management Systems, Customer Education, and Healthcare Learning Management Systems (LMS), based on reviews from actual customers
•Winner of nine coveted Brandon Hall Group Excellence in Technology awards for their Learning Suite of products, including six gold medals, in the Learning and Development and Future of Work categories

Fourth Quarter and Fiscal Year 2021 Results

Selected Financial Measures

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	27,460	16,716	10,744	64.3%	95,936	57,415	38,521	67.1%
Professional Services	2,341	2,040	301	14.8%	8,306	5,502	2,804	51.0%
Total Revenue	29,801	18,756	11,045	58.9%	104,242	62,917	41,325	65.7%

Gross Profit Margin	23,714	15,781	7,933	50.3%	83,456	51,378	32,078	62.4%
Percentage of Total Revenue	79.6%	84.1%			80.1%	81.7%

Key Business Indicators

	As at December 31,
	2021	2020	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	117.7	74.0	43.7	59.1%
Average Contract Value (in thousands of US dollars)	42.0	34.0	8.0	23.5%
Net Dollar Retention Rate	113%	108%	5%	5%
Customers	2,805	2,179	626	28.7%

Non-IFRS Metrics

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA	(1,532)	90	(1,622)	(1802.2)%	(7,969)	(2,608)	(5,361)	205.6%
Free Cash Flow	(176)	6,592	(6,768)	(102.7)%	(4,399)	3,710	(8,109)	(218.6)%

Conference Call

Management will host a conference call on Thursday, March 10, 2022 at 8:00 am ET to discuss these fourth quarter and fiscal year results. To access the conference call, please dial 416-764-8688 or 1-888-390-0546 or access the webcast at https://bit.ly/3shAFog. The consolidated financial statements for the fiscal year ended December 31, 2021 and Management’s Discussion & Analysis for the same period have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until March 17, 2022 and for 90 days on our website. To listen to the recording, please visit the webcast link or call 416-764-8677 or 1-888-390-0541 and enter passcode 311513.

Forward-looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 9, 2022 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months and fiscal year ended December 31, 2021 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

For further information, please contact:

Dennis Fong, Investor Relations
(416) 283-9930
investors@docebo.com

Results of Operations

The following table outlines our consolidated statements of loss and comprehensive loss for the following periods:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars, except per share data)	2021	2020	2021	2020
	$	$	$	$
Revenue	29,801	18,756	104,242	62,917
Cost of revenue	6,087	2,975	20,786	11,539

Gross profit	23,714	15,781	83,456	51,378

Operating expenses
General and administrative	7,265	5,738	28,443	16,998
Sales and marketing	12,638	6,461	43,346	24,020
Research and development	5,505	3,908	20,363	13,384
Share-based compensation	599	302	2,261	1,619
Foreign exchange loss	98	3,382	473	1,775
Depreciation and amortization	555	438	2,019	1,209
	26,660	20,229	96,905	59,005
Operating loss	(2,946)	(4,448)	(13,449)	(7,627)

Finance expense (income), net	(38)	93	65	130
Other income	(21)	(20)	(85)	(77)
Loss before income taxes	(2,887)	(4,521)	(13,429)	(7,680)

Income tax (recovery) expense	(1,459)	(418)	172	336

Net loss for the year	(1,428)	(4,103)	(13,601)	(8,016)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	81	(3,037)	(494)	(1,002)
Item not subsequently reclassified to income:
Actuarial loss	80	108	80	108
	161	(2,929)	(414)	(894)

Comprehensive loss	(1,589)	(1,174)	(13,187)	(7,122)

Loss per share - basic and diluted	(0.04)	(0.14)	(0.41)	(0.28)
Weighted average number of common shares outstanding - basic and diluted	32,934,282	30,044,291	32,867,801	28,934,726

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	December 31, 2021	December 31, 2020	Change	Change
	$	$	$	%
Cash and cash equivalents	215,323	219,658	(4,335)	(2.0)%
Total assets	268,123	254,244	13,879	5.5%
Total liabilities	77,467	53,938	23,529	43.6%
Total long-term liabilities	8,294	8,211	83	1.0%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this press release include “Annual Recurring Revenue”, “Net Dollar Retention Rate”, “Adjusted EBITDA”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. The Net Dollar Retention Rate includes the effect, on a dollar-weighted value basis, of our subscriptions that expand, renew, contract, or attrit, but excludes the Total Contractual Monthly Subscription Revenue from new customers during the years.

Annual Recurring Revenue and Net Dollar Retention Rate for the fiscal years ended at December 31, 2021 and 2020, was as follows:

	2021	2020	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	117.7	74.0	43.7	59.1%
Net Dollar Retention Rate	113%	108%	5.0%	5.0%

EBITDA & Adjusted EBITDA

EBITDA is defined as net loss before amortization and depreciation expenses, net finance (income) expense, and income taxes.

Adjusted EBITDA is defined as net loss excluding taxes (if applicable), net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation, foreign exchange gains and losses, acquisition related compensation and transaction related expenses.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$
Net loss	(1,428)	(4,103)	(13,601)	(8,016)
Finance (income) expense, net(1)	(38)	93	65	130
Depreciation and amortization(2)	555	438	2,019	1,209
Income tax (recovery) expense	(1,459)	(418)	172	336
EBITDA	(2,370)	(3,990)	(11,345)	(6,341)
Share-based compensation(3)	599	302	2,261	1,619
Other income(4)	(21)	(20)	(85)	(77)
Foreign exchange loss(5)	98	3,382	473	1,775
Acquisition related compensation(6)	102	—	408	—
Transaction related expenses(7)	60	416	319	416
Adjusted EBITDA	(1,532)	90	(7,969)	(2,608)

Notes:

(1)Finance expense for the three months and fiscal years ended December 31, 2021 and 2020 is primarily related to interest income earned on the net proceeds from the IPOs as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on the credit facility, lease obligations and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange loss.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for one employee of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to our acquisition activities and the Nasdaq IPO in December 2020 that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Working Capital

Working Capital as at December 31, 2021 and 2020 was $182.6 million and $193.8 million, respectively. Working capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract acquisition costs, minus current liabilities, excluding borrowings and the current portion of contingent consideration and lease obligations.

The following table represents the Company’s working capital position as at December 31, 2021 and 2020:

	2021	2020
	$	$
Current assets	251,489	239,734
Deduct:
Current portion of net investment in finance lease	99	99
Current portion of contract acquisition costs	1,390	1,345
Current assets, net of net investment in finance lease and contract acquisition costs	250,000	238,290

Current liabilities	69,173	45,727
Deduct:
Current portion of contingent consideration	467	—
Current portion of lease obligations	1,311	1,260
Borrowings	—	15
Current liabilities, net of borrowings, contingent consideration and lease obligations	67,395	44,452
Working capital	182,605	193,838

Free Cash Flow

Free Cash Flow is defined as cash (used in) from operating activities less additions to property and equipment and intangible assets. The following table reconciles our cash flow (used in) from operating activities to Free Cash Flow:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$
Cash flow (used in) from operating activities	(30)	6,682	(3,254)	4,791
Additions to property and equipment	(146)	(90)	(1,145)	(1,081)
Free Cash Flow	(176)	6,592	(4,399)	3,710